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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                              BRIO INDUSTRIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                      Common Stock, no par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    10970E104
           -----------------------------------------------------------
                                 (CUSIP Number)

            David J. Schwartz, Esq., c/o Anderson Kill & Olick, P.C.
      1251 Avenue of the Americas, New York, New York 10020 (212) 278-1000
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                October 10, 1996
           -----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-I(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement.[ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

------------------------                                 -----------------------
CUSIP NO. 10970E104                                      PAGE 2 OF _______ PAGES
------------------------                                 -----------------------

-----------------------------------------------------------------------------------------------------------------
   1       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                     Ernest P. Werlin
-----------------------------------------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                            (a) [ ]
                                                                                                        (b) [ ]

-----------------------------------------------------------------------------------------------------------------
   3       SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------
   4       SOURCE OF FUNDS*

-----------------------------------------------------------------------------------------------------------------
   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          [ ]

-----------------------------------------------------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OR ORGANIZATION

-----------------------------------------------------------------------------------------------------------------
                          7      SOLE VOTING POWER

     NUMBER OF      ---------------------------------------------------------------------------------------------
      SHARES
    BENEFICIALLY          8      SHARED VOTING POWER
      OWNED BY
       EACH                                                          836,500(1)
     REPORTING      ---------------------------------------------------------------------------------------------
      PERSON
       WITH               9      SOLE DISPOSITIVE POWER

                    ---------------------------------------------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER
                                                                     836,500(1)

-----------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-----------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                           [ ]

-----------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

-----------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

-----------------------------------------------------------------------------------------------------------------

--------
     (1) Ernest P. Werlin disclaims beneficial ownership of all shares owned by other persons.

                                  SCHEDULE 13D

------------------------                                 -----------------------
CUSIP NO. 10970E104                                      PAGE 3 OF _______ PAGES
------------------------                                 -----------------------

-----------------------------------------------------------------------------------------------------------------
   1       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                 The High View Fund, L.P.

-----------------------------------------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                            (a) [ ]
                                                                                                        (b) [ ]

-----------------------------------------------------------------------------------------------------------------
   3       SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------
   4       SOURCE OF FUNDS*

-----------------------------------------------------------------------------------------------------------------
   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          |_|


-----------------------------------------------------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OR ORGANIZATION

-----------------------------------------------------------------------------------------------------------------
                          7      SOLE VOTING POWER

      NUMBER OF                                                      315,000(1)
       SHARES
    BENEFICIALLY    -----------------------------------------------------------------------------------------------
     OWNED BY             8      SHARED VOTING POWER
       EACH
     REPORTING                                                       836,500(1)
      PERSON
       WITH         -----------------------------------------------------------------------------------------------
                          9      SOLE DISPOSITIVE POWER

                                                                     315,000(1)

                    -----------------------------------------------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER
                                                                     836,500(1)

-------------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                         315,000(1)

-----------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                           [ ]


-----------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                           5.73%

-----------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

-----------------------------------------------------------------------------------------------------------------

--------
 (1) The High View Fund, L.P. disclaims beneficial ownership of all shares owned by other persons.

                                  SCHEDULE 13D

-----------------------                             ----------------------------
 CUSIP NO. 10970E104                                 PAGE 4 OF _______ PAGES
-----------------------                             ----------------------------

-----------------------------------------------------------------------------------------------------------------
   1       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                    The High View Fund

-----------------------------------------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                            (a) [ ]
                                                                                                        (b) [ ]

-----------------------------------------------------------------------------------------------------------------
   3       SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------
   4       SOURCE OF FUNDS*

-----------------------------------------------------------------------------------------------------------------
   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          [ ]

-----------------------------------------------------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OR ORGANIZATION

-----------------------------------------------------------------------------------------------------------------
                          7      SOLE VOTING POWER

     NUMBER OF                                                       315,000(1)
      SHARES
   BENEFICIALLY     -----------------------------------------------------------------------------------------------
     OWNED BY             8      SHARED VOTING POWER
       EACH
     REPORTING                                                       836,500(1)
      PERSON
       WITH         -----------------------------------------------------------------------------------------------
                          9      SOLE DISPOSITIVE POWER

                                                                     315,000(1)

                    -----------------------------------------------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER
                                                                     836,500(1)

-------------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                         315,000(1)

-----------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                           [ ]


-----------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                           5.73%

-----------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

-----------------------------------------------------------------------------------------------------------------

--------
 (1) The High View Fund disclaims beneficial ownership of all shares owned by other persons.

                                  SCHEDULE 13D

----------------------                                 -------------------------
 CUSIP NO. 10970E104                                     PAGE 5 OF _______ PAGES
----------------------                                 -------------------------

-----------------------------------------------------------------------------------------------------------------
   1       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                      Andrew M. Brown

-----------------------------------------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                            (a) [ ]
                                                                                                        (b) [ ]

-----------------------------------------------------------------------------------------------------------------
   3       SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------
   4       SOURCE OF FUNDS*

-----------------------------------------------------------------------------------------------------------------
   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          [ ]

-----------------------------------------------------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OR ORGANIZATION

-----------------------------------------------------------------------------------------------------------------
                          7      SOLE VOTING POWER
     NUMBER OF
      SHARES        -----------------------------------------------------------------------------------------------
    BENEFICIALLY          8      SHARED VOTING POWER
     OWNED BY
       EACH                                                          836,500(1)
     REPORTING
      PERSON        -----------------------------------------------------------------------------------------------
       WITH               9      SOLE DISPOSITIVE POWER

                    -----------------------------------------------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER
                                                                     836,500(1)

-------------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-----------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                           [ ]

-----------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

-----------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

-----------------------------------------------------------------------------------------------------------------

--------
 (1) Andrew M. Brown disclaims beneficial ownership of all shares owned by other persons.

                              BRIO INDUSTRIES, INC.

                              (CUSIP No. 10970E104)

               This Amendment relates to the Schedule 13D dated September 20, 1996 ("Original Schedule 13D") filed by The High View Fund ("Cayman Fund"), The High View Fund, L.P. ("Delaware Fund"), Ernest P. Werlin and Andrew M. Brown relating to the common stock, no par value per share ("Common Stock") of Brio Industries, Inc. ("Issuer"). All capitalized terms used but not otherwise defined in this Amendment shall have the meanings given to them in the original
Schedule 13D.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Original Schedule 13D is amended by replacing the first paragraph thereof with the following paragraph:

               The Delaware Fund and the Cayman Fund each acquired 227,500 shares of Common Stock in a series of open market transactions over the period from August 30, 1996 to September 19, 1996. The Delaware Fund and the Cayman Fund each acquired an additional 87,500 shares of Common Stock in a series of open market transactions over the period from October 9, 1996 to October 22, 1996. The aggregate amount of funds required by the Delaware Fund to purchase the 227,500 shares beneficially owned by it as of September 19, 1996 was $630,156. The aggregate amount of funds required by the Delaware Fund to purchase the 87,500 shares acquired by it over the period from October 9, 1996 to October 22, 1996 was $289,610.45. The aggregate amount of funds required by the Cayman Fund to purchase the 227,500 shares beneficially owned by it as of September 19, 1996 was $630,156. The aggregate amount of funds required by the Cayman Fund to purchase the 87,500 shares acquired by it over the period from October 9, 1996 to October 22, 1996 was $289,610.45. The funds used to purchase all such Common Stock were obtained from the working capital of the Delaware Fund and the Cayman Fund, respectively.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Original Schedule 13D is amended as follows:

The first paragraph of Item 5 of the Original Schedule 13D is replaced with the following paragraph:

               Mr. Werlin and Mr. Brown may each be deemed to beneficially own 836,500 shares of Common Stock constituting 15.21% of the outstanding class of Common Stock.

The third sentence of the second paragraph of Item 5 of the Original Schedule 13D is replaced with the following sentence:

               The Delaware Fund holds a total of 315,000 shares of Common Stock which constitutes 5.73% of the outstanding class of Common Stock.

The fourth sentence of the third paragraph of Item 5 of the Original Schedule 13D is replaced with the following sentence:

               The Cayman Fund holds a total of 315,000 shares of Common Stock which constitutes 5.73% of the outstanding class of Common Stock.

The third sentence of the fourth paragraph of Item 5 of the Original Schedule 13D is replaced with the following sentence:

               Each of the Delaware Fund and the Cayman Fund beneficially owns 315,000 shares of Common Stock and each such entity has sole voting and dispositive power with respect to the shares of Common Stock it owns.

                                         [Signature Page To Follow]

                                    SIGNATURE

               After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  October 29, 1996                            /s/ ERNEST P. WERLIN
                                             -----------------------------------
                                                        Ernest P. Werlin

                                                    /s/ ANDREW M. BROWN
                                             -----------------------------------
                                                        Andrew M. Brown

                                              THE HIGH VIEW FUND, L.P.

                                              By:  High View Capital Corporation

                                              By: /s/ ERNEST P. WERLIN
                                                 -------------------------------
                                                  Ernest P. Werlin
                                                  President

                                              THE HIGH VIEW FUND

                                              By: /s/ CEDRIC L. CARROLL
                                                 -------------------------------
                                                  Cedric L. Carroll
                                                  Director